SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 19, 2006

EXTENDICARE INC.
(Translation of registrant’s name into English)

3000 Steeles Avenue East
Markham, Ontario, Canada L3R 9W2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	____	Form 40-F	__X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	_____	No	__X__

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX

 Exhibit
Number	Description of Exhibit

99.1	News Release: Extendicare U.S. Subsidiary EHSI Completes US$500 Million Mortgage Loan and US$120 Million Senior Secured Revolving Credit Facility

99.2	News Release: Extendicare Inc. Receives Shareholder Approval for Plan of Arrangement to Distribute Assisted Living Concepts, Inc. and to Convert Extendicare Inc. to a REIT

99.3	Report of Voting Results of Special Meeting Held October 16, 2006

99.4	News Release: Extendicare Announces Third Quarter News Release and Conference Call Information

99.5	News Release: Extendicare Inc. Appoints John Buono as Chief Financial Officer of its U.S. Subsidiary Assisted Living Concepts, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXTENDICARE INC.

Date: October 19, 2006	By:	/s/ Richard L. Bertrand
Richard L. Bertrand Senior Vice-President and Chief Financial Officer